Reliance
Industries Limited

Regd. Office : Maker Chambers IV, 3rd Floor, 222, Nariman Point, Post Box : 11717, Mumbai - 400 021.
Gram : 'RELCOMCOP', Phone : 2278 5000, 2284 2384, 2284 2929, 2282 6070
[redacted] 022-2204 2268, 2285 2214 Website : www.ril.com

07023646

SUPPL

May 15, 2007

File No.82-3300

RECEIVED
2007 MAY 18 A 10:54

Securities Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450, Fifth Street, N.Y.
Washington D.C. 20549
USA

Dear Sirs,

Pursuant to the requirement of furnishing information in connection with the exemption under Rule 12g3-2(b), we forward herewith the following documents filed with the domestic stock exchanges, for your information and record :-

Sr No	Requirement under Listing Agreement with domestic Stock Exchanges	Letter dated	Subject matter
1	Clause 36	May 15, 2007	Media Release issued by the Company titled "RIL makes two significant discoveries in East Coast Block KG D6 and West Coast Block GS01"

Thanking you,

Yours faithfully,
For **Reliance Industries Limited**

S. Sudhakar
Assistant Vice President
Corporate Secretarial

Encl: a/a

PROCESSED
MAY 24 2007
THOMSON
FINANCIAL

5/22

Reliance
Industries Limited

Regd. Office : Maker Chambers IV, 3rd Floor, 222, Nariman Point, Post Box : 11717, Mumbai - 400 021.
Gram : 'RELCOMCOP', Phone : 2278 5000, 2284 2384, 2284 2929, 2282 6070
Telefax : 022-2204 2268, 2285 2214 Website : www.ril.com

May 15, 2007

Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001

Attn: Shri S. Subramanian, DCS-CRD
Scrip Code: 500325
Fax No.2272 2037 / 2272 3719

The Manager, Listing Department
National Stock Exchange of India Ltd.
Exchange Plaza, C/1, Block G
Bandra-Kurla Complex, Bandra (East)
Mumbai 400 051

Trading Symbol: 'RELIANCE EQ'
Fax No. 2659 8237 / 38

Dear Sirs,

Sub : Media Release

A Media Release issued by the Company titled "RIL makes two significant discoveries in East Coast Block KG D6 and West Coast Block GS01" is attached for your perusal and information.

Thanking you,

Yours faithfully,
For Reliance Industries Limited

S. Sudhakar
Assistant Vice President
Corporate Secretarial

Encl : a/a

Media Release

Reliance

RIL makes two significant discoveries in East Coast Block KG D6 and West Coast Block GS01

Mumbai, May 15, 2007: Reliance Industries Limited (RIL) has made two new discoveries, one in the deep waters of East coast and another in the shallow waters of West coast of India. These are in the well KG-D6-R1 in block KG DWN 98/3 (KG D6), and in the well GS01 B1 in block GS-OSN-2000/1 (GS01).

Another significant discovery in KG D6 in the deepest location drilled to date

RIL has successfully completed drilling of it's fiftieth exploratory well KG-D6-R1. This well is the twenty-third exploratory well drilled in block KG DWN 98/3(KG D6). The well is located at a water depth of 2010 meters, which is the deepest location to be drilled to date in this block. The well was drilled to a total depth of 4860 meters. The well encountered two gas-bearing zones and the data obtained from logging & Modular Dynamic Testing (MDT) confirmed the presence of hydrocarbons in the Mio-Pliocene intervals. This well has been notified to the DGH and concerned authorities as a new discovery, namely Dhirubhai 34, which is the 18th discovery in this block. This opens up new areas in the deeper stratigraphic levels in the block.

This Block was awarded to the consortium of RIL (90%) and NIKO (10%) under the NELP I round of bidding. Currently, the JV is developing India's first Deep Water Gas production facility for the Dhirubhai 1 and 3 fields targeting first gas in the second half of 2008.

Major breakthrough in the West Coast off Gujarat – Saurashtra offshore

In addition to the above discovery, RIL is pleased to announce a discovery in the well GS01 B1 in block GS-OSN-2000/1, off the west coast in Gujarat – Saurashtra basin of India. This is a significant discovery for Reliance in the West Coast carbonate regime. The well GS01 B1is the fifty-first exploratory well drilled by Reliance and was drilled at a water depth of 78 meters and to a total depth of 2282 meters. Formation evaluation including the Modular Dynamic Testing confirmed the presence of hydrocarbon in Mid-Miocene carbonate reservoir. In this zone, DST was carried out subsequently which flowed 18.6 million standard cubic feet of gas with 415 barrels of condensate per day through 56/64" choke with a flowing tubing pressure of 1346 psi. This well has been notified to the DGH and concerned authorities as a new discovery, namely Dhirubhai 33, which is RIL's first discovery in carbonate reservoirs in the West coast.

This shallow water block was awarded to the consortium of RIL (90%) and Hardy Exploration (10%) under the NELP II round of bidding.

The commerciality of the above discoveries is currently under evaluation. These recent discoveries demonstrate the further upside potential of the blocks in the Krishna Godavari and opens up a new corridor in **Gujarat – Saurashtra** basin for future exploration.

Corporate Communications
Maker Chambers IV
5th Floor, Nariman point
Mumbai 400 021, India
Internet : www.ril.com

Telephone : 2278 5568, 2278 5585
2278 5000
Telefax : (+91 22) 2278 5185

E-mail : ccd@ril.com

Media Release

Reliance

Reliance Industries Limited

Reliance Industries Limited (RIL) is India's largest private sector company on all major financial parameters with turnover of Rs1,10,886 crore (US$ 25.51 billion), cash profit of Rs15,768 crore (US$ 3.63 billion), net profit of Rs10,908 crore (US$ 2.51 billion) and net worth of Rs57,147 crore (US$ 13.15 billion).

RIL is the first and only private sector company from India to feature in the *Fortune Global 500* list of 'World's Largest Corporations' since 2004 and ranks amongst the world's Top 200 companies in terms of profits. RIL emerged in the world's 10 most respected energy/chemicals companies and amongst the top 50 companies that create the most value for their shareholders in a global survey and research conducted by PricewaterhouseCoopers and *Financial Times* in 2004. RIL also features in the *Forbes Global* list of world's 400 best big companies and in *FT Global 500* list of world's largest companies.

Corporate Communications
Maker Chambers IV
5th Floor, Nariman point
Mumbai 400 021, India
Internet : www.ril.com

Telephone : 2278 5568, 2278 5585
2278 5000
Telefax : (+91 22) 2278 5185

E-mail : ccd@ril.com

END